SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 4
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$0.00***

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,250,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $8.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

***
Global Sources Ltd. previously paid a registration fee of $38,010 with respect to securities that were previously registered pursuant to the registrant’s prior registration statement on Form F-3, (SEC file no. 333-114411), filed on April 12, 2004, of which $21,088.65 remaining available fees carried over pursuant to Rule 0-11(a)(2) of the Securities Act and has been applied against the filing fee of $1,965.00 due in connection with the filing of this schedule hereunder.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,010	Filing Party: Global Sources Ltd.
Form or Registration No.: 333-114411	Date Filed: April 12, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the

[ ]	statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2008, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (as so amended, the “Schedule TO”), by Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources”), relating to the offer by the Company to purchase for cash up to 6,250,000 shares of its common shares, par value $0.01 per share (the “Shares”) at a price of $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e−4(c)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.   Additional Information.

Item 11(b) is hereby amended and supplemented by the following:

The Offer expired on December 19, 2008, at 12:00 Midnight, New York City time.  Based on the count by Computershare Trust Company, N.A., the depositary for the Offer, a total of 39,117,162 Shares were properly tendered and not properly withdrawn at a price of $8.00 per share.  The Company has accepted for purchase on a pro rata basis 6,250,000 Shares and will promptly pay $8.00 per share in respect of each of the Shares accepted for purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD.

By: /s/ Eddie Heng Teng Hua
Name: Eddie Heng Teng Hua
Title: Director and Chief Financial
Officer

Dated:  December 29, 2008